September 18, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

> **Re:**   **FGX International Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed September 10, 2007**
> **File No. 333-139525**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 82

Base Salary, page 83

1.   We note your response to our prior comment 1. Please clarify for each of 2006 and 2007 how Mr. Kitchen's salary was benchmarked against the comparable companies and disclose the reasons why you increased his salary for 2007 in connection with his employment agreement.

Certain Relationships and Related Persons Transactions, page 116

2.   It is unclear whether your response to prior comment 2 represents (1) your counsel's opinion or (2) a presentation of cases intended to advocate your position regarding non disclosure. Please submit via Edgar a response from your counsel that clearly indicates counsel's opinion. Given:

- what appear to be the facts in your case, including that your principal shareholder funded the business, acquired its stock, became a manager of the business, controlled which assets would be transferred to and acquired by the registrant which it had yet to form at the time of the acquisition, controlled the choice of jurisdiction and structure of the registrant, and will receive proceeds from the purchase price of the registrant's securities to be distributed to the public, and

- precedent that indicates the importance of investors receiving clear and complete information regarding the extent to which those who are responsible for an enterprise have profited or stand to profit,

it remains unclear how counsel's objective opinion would conclude that disclosure of the relevant transactions, including the amount that your principal shareholder paid to acquire the business that was transferred to the registrant, is not required.

Financial Statements, page F-1

Note 10. Income Taxes, page F-18

3.   Please refer to prior comments 4 and 5. Per paragraph 20 of SFAS 109, both positive and negative evidence should be evaluated when determining if a valuation allowance is needed. We note the positive evidence discussed in your response. Please provide us with a more detailed analysis of paragraphs 20-25 of SFAS 109. Specifically discuss all <u>negative</u> evidence as outlined in paragraph 23, as well as the positive evidence discussed in paragraph 24 and tell us about your analysis that includes both these negative and positive factors in accordance with paragraph 25. Also, tell us how your analysis of your U.K. deferred tax asset impacts your overall analysis as discussed in your response.

Exhibits

4.   Please tell us why you have not filed Mr. Williams' severance agreement as an exhibit.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Donn A. Beloff, Esq.
        Brian J. Gavsie, Esq.